Exhibit 99.3

NLS Pharmaceutics to Proceed with Phase 3 Clinical Program (AMAZE) for
Mazindol ER for the Treatment of Narcolepsy Following FDA Review and IRB Approval of the Full Study Protocol

Zürich, Switzerland, July 3, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that the U.S. Food and Drug Administration (FDA) has reviewed the full protocol for the NLS-1031 study, part of the Phase 3 program for Mazindol ER, called AMAZE. In addition, the Company is pleased to announce that the Phase 3 clinical trial protocol to evaluate the safety and efficacy of Mazindol ER in patients with narcolepsy type 1 received approval from the independent Institutional Review Board (“IRB”). The AMAZE Program will encompass two almost-identical double-blind Phase 3 studies (N=50 each) investigating Mazindol ER versus placebo in adult patients with narcolepsy commencing this summer at multiple sites exclusively in the U.S.

Based on the FDA’s recommendations, both Phase 3 trials will measure the weekly cataplexy episodes as the primary endpoint over 8 weeks of treatment and excessive daytime sleepiness as a secondary objective using the Patient-Reported Outcomes Measurement Information System (PROMIS-SRI) and the Epworth Sleepiness Scale (ESS).

“In addition to IRB approval of the Phase 3 study protocol for AMAZE obtained last week, with this regulatory milestone acheived, we can recruit U.S. clinical sites quickly and efficiently, allowing us to move forward with providing Mazindol ER to patients with narcolepsy type 1,” commented George Apostal, MD, MS, Chief Medical Officer of NLS.

Patients who complete these studies will be offered participation in a 12-month open-label extension (OLE) study To be eligible for enrollment into the OLE study, patients must be at least 18 years of age and have been diagnosed with narcolepsy with cataplexy.

Alex Zwyer, Chief Executive Officer of NLS, said, “We are pleased with the FDA’s review of the Phase 3 protocol and now expect to move quickly to begin enrolling patients in the AMAZE program in centers across the U.S. in the coming days.”

Fore more information on the AMAZE Program, please visit https://amaze.nlspharma.com/

NLS previously reported on the Phase 2 study results in narcolepsy in which Mazindol ER met all primary and secondary endpoints. Patients treated with Mazindol ER in the randomized Phase 2 trial showed continued improvement after rolling over into the OLE study and patients treated with placebo in the randomized Phase 2 trial and who subsequently received Mazindol ER in the OLE study showed similar efficacy with the Mazindol ER-treated patients in the randomized trial. Data from the Phase 2 studies were presented in early June at SLEEP 2023, the annual meeting of the American Academy of Sleep Medicine (AASM) and the Sleep Research Society (SRS). A recording of the Phase 2 data presentation can be found here: https://nlspharma.com/news/nls-satellite-symposium/

An IRB operates under FDA regulations and is an FDA registered constituted group that has been formally designated to review and monitor biomedical research involving human subjects. In accordance with FDA regulations, an IRB has the authority to approve, require modifications (to secure approval), or disapprove research. The purpose of IRB review is to assure, both in advance and by periodic review, that appropriate steps are taken to protect the rights and welfare of humans participating as subjects in the research. To accomplish this purpose, IRBs use a group process to review research protocols and related materials (e.g., informed consent documents and investigator brochures) to ensure the protection of the rights and welfare of human subjects of research.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

About Mazindol ER

The Company’s lead product candidate, Mazindol ER, is a proprietary extended-release formulation of mazindol and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as Idiopathic Hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the FDA and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical study evaluating Mazindol ER in adult patients suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Mazindol Controlled-Release in adult patients suffering from Attention Deficity/Hyperacitvity Disorder. The study met all primary and secondary endpoints and was well-tolerated. Mazindol ER has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits of Mazindol ER, and the timing and the expected format of the AMAZE Phase 3 clinical program. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharmaceutics.com

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